Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is entered into this 1st day of February 2018 (the “Effective Date”), by and between FullTel, Inc., an Oklahoma corporation, with headquarter offices at 201 Robert S. Kerr Avenue, Suite 210, Oklahoma City, Oklahoma 73102 (“FullTel”), and Dobson Technologies – Transport and Telecom Solutions, LLC, an Oklahoma limited liability company, with offices located at 14101 Wireless Way, Suite 300, Oklahoma City, OK 73134 (“Dobson”).  Hereinafter, FullTel and Dobson may be referred to individually as a “Party” and collectively as the “Parties.”

WHEREAS, FullTel is a Competitive Local Exchange Carrier; and

WHEREAS, Dobson is a Competitive Local Exchange Carrier; and

WHEREAS, FullTel is the owner of certain telecommunications customer contracts, customer contract rights, specific business equipment assets, fiber microduct rights, leases, and fiber assets which FullTel desires to sell and assign to Dobson; and

WHEREAS, Dobson desires to purchase and, where applicable, accept assignment of the above-described assets of FullTel; and

NOW, THEREFORE, for good and valuable consideration, the receipt and legal adequacy of which are hereby acknowledged, and upon the mutual covenants, conditions, warranties and representations contained herein, the Parties agree as follows:

1.Purchase Price.  Dobson shall pay to FullTel at Closing, as defined below, the sum of $246,500, subject to adjustment at Closing as set forth below (the “Purchase Price”).

2.Assets to be Sold and Assigned From FullTel to Dobson.

A.  FullTel shall sell and assign, and Dobson shall purchase and assume from FullTel, the internet/voice data contract rights and services related to thirty-four (34) customers currently being billed and serviced by FullTel as of the date of execution of this Agreement (the “Customer Assets”), said Customer Assets identified on the attached Exhibit “A”.  The Purchase Price shall be contingent on Dobson’s reasonable determination that it would only need to make a de minimis investment to convert the Customer Assets to Dobson’s current services, and that such services can be transitioned to Dobson within a forty-five (45) day period.  In the event that the Customer Assets contain more or less than the contemplated thirty-four (34) customers of FullTel, the Parties will confer and use commercially reasonable efforts to reduce or increase the Purchase Price for the Customer Assets proportionally based on the number of Customer Assets being conveyed by FullTel to Dobson at Closing. FullTel agrees to forward to Dobson any payments received by FullTel for services performed by Dobson as to the Customer Assets after February 28, 2018, and Dobson agrees to forward to FullTel any payments received by Dobson for services performed by FullTel as to the Customer Assets prior to February 28, 2018. Dobson specifically rejects the assumption of any FullTel accounts receivables owed to FullTel prior to Closing, and such account receivables shall remain the property of FullTel.

B.  At Closing, FullTel shall grant to Dobson the rights and access as required by Dobson to place a microduct from a pull box located in the ceiling of the elevator lobby of the second floor of the Bank of Oklahoma Building located at 201 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, thence out to the Southeast handhole (located on Robinson Avenue), and thence from the Southeast handhole to the Northeast handhole (also located on Robinson Avenue).  All installation costs to be borne by Dobson.

C.  FullTel shall sell and convey to Dobson, free and clear of all liens and encumbrances, four strands of dark fiber between FullTel’s data center located on the second floor of 201 Robert S. Kerr Avenue, Oklahoma City, OK 73102, and the AT&T Central office located at 405 North Broadway, Oklahoma City, Oklahoma.

D.  The Parties acknowledge and agree that FullTel possesses certain lease rights as to certain locations that Dobson shall evaluate for assignment by FullTel to Dobson.  In the event the Parties reach an agreement prior to or at Closing as to assignment of such lease rights, the Parties will work towards Dobson taking assignment of said obligations at or shortly after Closing.

E.  The Parties acknowledge and agree that FullTel possesses certain underlying circuit connections (mainly through Cox Communications) to customer locations.  In the event the Parties reach an agreement prior to or at Closing as to assignment of such underlying circuit rights, the Parties will work towards Dobson taking assignment of said obligations at or shortly after Closing.

F.  In connection with the Customer Assets to be conveyed and assigned by FullTel to Dobson as set forth in Paragraph 2(A) above, and as part of the Purchase Price for the Customer Assets to be paid by Dobson, FullTel shall sell, convey, assign, transfer and deliver to Dobson at Closing, free and clear of all liens, encumbrances, claims and charges, those assets owned by FullTel which are described in Exhibit B attached to this Agreement (collectively referred to herein as the “Equipment Assets”).

G.  Following Closing, FullTel shall continue providing service to the customers included in the Customer Assets (the “Customers”) for so long as Dobson may request through March 15, 2018, at which time FullTel’s network will go dark and FullTel will no longer be able to service any remaining Customers.  On February 1, 2018, FullTel shall bill, collect, and keep the revenue associated with the Customers in addition to all revenues billed prior to that date.

3.Closing.  Closing for all transactions described above shall take place on February1, 2018, at a place and time agreed to between the Parties.

4.Indemnification. FullTel shall indemnify and hold Dobson and its officers, managers, employees and agents, and their respective successors and assigns, harmless against and in respect of any and all third party claims, actions, judgments, liabilities, liens, damages, penalties, fines, costs, amounts, assessments, charges or expenses (including reasonable attorneys’ and other professional fees) (collectively, “Damages”), incurred by such parties from or relating to FullTel’s conduct of the Customer Assets business prior to Closing.  Dobson shall indemnify and hold harmless FullTel and its officers, directors, employees and agents, and their respective successors and assigns, harmless against and in respect of any and all Damages incurred by such parties from or relating to Dobson’s conduct of the Customer Assets business after Closing.

5.Confidentiality.  The terms of this Agreement shall be considered confidential and shall not be disclosed to any employees of either Party without a direct need to know or to any third parties for any reason whatsoever except as may be required by law; provided, however, that both Parties may discuss the terms of this Agreement with their financial and legal advisors. This confidentiality clause shall survive the Closing and remain in effect in perpetuity.

6.Non-Compete.  During the term of this Agreement, and for three (3) years following the termination of the Agreement, FullTel shall not accept, solicit or canvass, directly or indirectly, any business, contracts, transactions or any sort of business endeavors relating to internet/voice type services.  It is further agreed that as of the Closing date of this Agreement, and during any applicable transition period, FullTel shall use its best reasonable efforts on behalf of FullTel to continue amicable business relationships with the customers associated with the Customer Assets, and shall not induce, encourage or cause any customer encompassed by the Customer Assets to terminate its business relationship with FullTel.

7.Binding Effect.  Notwithstanding any law or rule of contract interpretation to the contrary, this Agreement shall not be interpreted strictly for or against any Party hereto. In the event any covenant, condition or other provision contained in this Agreement is held to be invalid, void or unlawful by any administrative agency or court of competent jurisdiction, that provision shall be deemed severable from the remainder of this Agreement and shall in no way affect, impair or invalidate any other covenant, condition or other provision contained herein; and the Parties shall use their reasonable best efforts to make the covenant, condition or other provision valid and lawful, if possible, so as to preserve the rights and obligations of the Parties hereto.

8.Assumption of Liabilities.  Dobson shall not assume or be responsible for any liabilities or obligations of FullTel prior to Closing unless expressly set forth herein.

9.Representations and Warranties of Dobson.  Dobson is a limited liability company duly and validly organized and existing and in good standing under the laws of the State of Oklahoma and has full power to consummate the transactions contemplated and set forth herein. This Agreement has been duly authorized and approved by all required corporate action of Dobson. Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with, or result in, any violation or default under, any agreement, mortgage, indenture, licenses, permit, lease or other instrument, judgment, decree, order, law or regulation by which Dobson is bound.

10.Representations and Warranties of FullTel.  FullTel is an Oklahoma corporation duly and validly organized and existing and in good standing under the laws of the State of Oklahoma, and has full power to consummate the transactions contemplated and set forth herein.  This Agreement has been duly authorized and approved by all required corporate action of FullTel. Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with, or result in, any violation or default under, any agreement, mortgage, indenture, licenses, permit, lease or other instrument, judgment, decree, order, law or regulation by which FullTel is bound. FullTel represents and warrants that Exhibit A contains a listing of the name, contact information and monthly revenue of each customer encompassed by the Customer Assets.  FullTel represents and warrants that the Equipment Assets listed in Exhibit B are owned and transferable by FullTel to Dobson.

11.Publicity.  Any general notices, releases, statements and communications to employees, suppliers, distributors and/or the customers encompassed by the Customer Assets of FullTel, and to the general public and the press occurring after the Effective Date of this Agreement and relating to the transactions covered by this Agreement, shall be made only at such times and in such manner as may be mutually agreed upon by the Parties.

12.Severability; Waivers.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provision, nor shall any waiver as to one event constitute a waiver as to any other event.

13.Assignment.  Neither Party hereto shall sell, assign or transfer this Agreement, or any part thereof, without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed.

14.Counterparts.  This Agreement, and any Exhibits attached hereto, may be executed in counterparts, each of which shall be deemed originals, regardless of whether such execution is made electronically or in hard copy, but all of which together shall constitute one and the same instrument.

15.Entire Agreement.  This Agreement, together with the attached Exhibits, represents the entire agreement of the Parties with respect to the subject matter hereof and supersedes all other agreements, written or oral, between the Parties relating to the transactions contemplated herein.

16.Governing Law.   This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of Oklahoma.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the Effective Date first above written.

DOBSON TECHNOLOGIES  €TRANSPORT ANDFULLTEL, INC.

   TELECOM SOLUTIONS, LLC

By: By:

Printed Name:  Jim HorsburghPrinted Name:  Roger P. Baresel

Title:  Chief Development OfficerTitle:  Chief Executive Officer